SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100(1)

(CUSIP Number)

IGG Inc

18/F, Tesbury Centre

28 Queen’s Road East

Wanchai

Hong Kong

Attention: Zongjian Cai, Executive Director

Telephone: +852 39120830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

SCHEDULE 13D

CUSIP No.	86737M 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGG Inc. IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,148,212 Class A Ordinary Shares
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 12,148,212 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,148,212 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% based on a total of 189,409,848 Ordinary Shares outstanding as of March 31, 2015.
14	TYPE OF REPORTING PERSON (See Instructions) CO

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on May 1, 2015 (the “Original Filing”), relating to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, par value $0.0001 per share, together with the Class A Ordinary Shares, the “Ordinary Shares”), of Sungy Mobile Limited, a company formed under the laws of the Cayman Islands (the “Issuer”). The address of the Issuer is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, the People’s Republic of China.

This Amendment No. 1 is being filed by IGG Inc, a company incorporated in the Cayman Islands with limited liability (“IGG”), to amend Items 5 and 6 in connection with the acquisition of additional Ordinary Shares since the date of the Original Filing.

Item 5. Interest in Securities of the Issuer

(a)	IGG holds 2,024,702 ADSs representing a total of 12,148,212 Class A Ordinary Shares. The Class A Ordinary shares represent 6.4% of the outstanding Ordinary Shares based on 189,409,848 as of March 31, 2015 as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 16, 2015.

(b)	IGG holds and sole voting power and dispositive power over the 12,148,212 Ordinary Shares. The authority to make investment and voting decisions is controlled by IGG’s Board of Directors. Information with respect directors is contained in Schedule A of the Original Filing and is incorporated by reference.

(c)	On May 15, 2015 IGG acquired an aggregate of 324,900 ADSs (representing an aggregate of 1,949,400 ordinary shares pursuant to counterparty exercises of two put options covering ADSs that IGG had sold in the market. The first option granted the counterparty the right to sell 304,500 ADSs to IGG at a price of $5.00 per ADS. The second option granted the counterparty the right to sell 20,400 ADSs to IGG at a price of $7.50 per ADS. Each of these options were exercised on May 15, 2015. Since May 1, 2015, the date of the Original Filing, IGG has acquired additional Ordinary Shares through open market purchases of ADSs as reflected on Schedule B attached hereto and incorporated by reference herein.

(d)	No person other than IGG is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Ordinary Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between IGG and any other person with respect to any securities of the Issuer.

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Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

May 20, 2015

IGG Inc

By: /s/ Zongjian Cai

Zongjian Cai

Executive Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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SCHEDULE B

Transactions in the Ordinary Shares during the past 60 days.

Ordinary Shares purchased	Price per Ordinary Share[1]	Date of purchase/sale
18,000	$0.81	6 may 2015
18,000	$0.82	6 may 2015
193,200	$0.83	13 may 2015
3,600	$0.79	15 may 2015
30,000	$0.80	15 may 2015
18,000	$0.80	15 may 2015
36,000	$0.80	15 may 2015
1,827,000	$0.83	15 may 2015
122,400	$1.25	15 may 2015

[1]Calculated on the basis of 1/6th of the price of ADSs purchased on the Nasdaq Global Market.